UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	____	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 3, 2012 entitled “Grupo Financiero Santander México announces exercise of greenshoe options”

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO ANNOUNCES
EXERCISE OF GREENSHOE OPTIONS

Mexico City, Mexico, October 3, 2012 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander Mexico”) announced today that the international and local underwriters of the previously announced public offering have exercised their respective greenshoe options to purchase additional Series B shares and American Depositary Shares (“ADSs”) from the selling shareholders, Banco Santander, S.A. and Santusa Holding, S.L. The option to purchase up to an additional 41,736,184 Series B shares in the local offering was exercised in full on September 28, 2012. The international underwriters exercised their option to purchase 178,405,195 Series B shares in the form of 35,681,039 ADSs, equivalent to 99.85% of their greenshoe option, on October 1, 2012.

The settlement dates of the local and international offerings were October 1, 2012 and October 3, 2012, respectively.  Santander Mexico did not receive any proceeds from the sale of the additional Series B shares and ADSs by the selling shareholders.

Following the exercise of the greenshoe options, Santander Mexico’s global public offering amounted to a total of 1,689,543,408 Series B shares sold, including 319,977,408 Series B shares in the local offering and 1,369,566,000 Series B shares in the form of 39,750,000 Series B shares and 265,963,200 ADSs in the international offering.

The offering was made pursuant to a registration statement that was declared effective by the United States Securities and Exchange Commission on September 25, 2012. Copies of the final prospectus relating to the offering may be obtained from: Santander, Attn: Kathie Plaia, 45 East 53rd Street, New York, New York 10022, Telephone: +1-212-583-4629, Email: kplaia@external.santander.us; UBS Investment Bank, Attn: Prospectus Department, 299 Park Avenue, New York, NY, 10171 or by telephone toll free at 888-827-7275; Deutsche Bank Securities, 60 Wall Street, New York, NY 10005, Telephone: 1-800-503-4611, Email: prospectus.cpdg@db.com; or BofA Merrill Lynch, Attn: Prospectus Department, 222 Broadway, 7th Floor, New York, NY 10038, Email: dg.prospectus_requests@baml.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Grupo Financiero Santander México

Grupo Financiero Santander México, S.A.B. de C.V., one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory, and other related investment activities. Santander Mexico offers a financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2012, Santander Mexico had total assets of Ps.837.8 million under Mexican Banking GAAP and more than 9.5 million customers. Headquartered in Mexico City, Santander Mexico operates 1,097 branches located throughout Mexico and has a total of 12,461 employees.

Investor Relations Contact

Ana Luisa González + 52 (55) 5269 2845 investor@santander.com.mx

 GRUPO FINANCIERO SANTANDER MÉXICO PRESS RELEASE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date:     October 3, 2012